SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 29453; 812-13771

Triangle Capital Corporation, et al.; Notice of Application

September 30, 2010

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application to amend a prior order under sections 6(c), 12(d)(1)(J),

and 57(c) of the Investment Company Act of 1940 ("Act") granting exemptions from

sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) - (a)(3), and 61(a) of the Act; under

section 57(i) of the Act and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by section 57(a)(4) of the Act; and under section 12(h) of the

Securities Exchange Act of 1934 ("Exchange Act") granting an exemption from section

13(a) of the Exchange Act.

Applicants: Triangle Capital Corporation ("Triangle"), Triangle Mezzanine Fund, LLLP

("TMF"), New Triangle GP, LLC ("General Partner"), New Triangle GP, LLC ("GP II"),

and Triangle Mezzanine Fund II LP ("SBIC II).

Summary of Application: Applicants request an order ("Amended Order") to amend a

prior order permitting a parent business development company ("BDC") and its wholly-

owned small business investment company ("SBIC") subsidiary to engage in certain

transactions that otherwise would be permitted if such parent BDC and such SBIC

subsidiary were one company and to file certain reports on a consolidated basis, and

permitting such parent BDC to adhere to a modified asset coverage requirement ("Prior

Order").[1] Applicants seek to amend the Prior Order in order to permit such SBIC

subsidiary, which is also a BDC, and a newly formed SBIC subsidiary or any future

SBIC subsidiary to engage in certain transactions that otherwise would be permitted if

such parent BDC and the SBIC subsidiaries were one company and to permit such parent

BDC to adhere to a modified asset coverage requirement.

Filing Dates: The application was filed on May 11, 2010 and amended on September

28, 2010. Applicants have agreed to file an amendment during the notice period, the

substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

pm on October 21, 2010, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should

state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, c/o Garland S. Tucker III, Triangle Capital

Corporation, 3700 Glenwood Avenue, Suite 530, Raleigh, NC 27612.

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[1] Triangle Capital Corporation, et al., Investment Company Act Release Nos. 28383 (Sept. 19, 2008)
(notice) and 28437 (Oct. 14, 2008) (order).

For Further Information Contact: Jill Ehrlich, Attorney Adviser, at (202) 551-6819, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

       1.   Triangle, a Maryland corporation, is an internally managed, non-

diversified, closed-end investment company that has elected to be regulated as a BDC

under the Act.[2] Triangle operates as a specialty finance company that provides

customized financing solutions to lower middle market companies that have annual

revenues between $10 and $100 million. Triangle's investment objective is to seek

attractive returns by generating current income from debt investments and capital

appreciation from equity related investments. Triangle has an eight member board of

directors ("Triangle Board"), five of whom are not "interested persons" of Triangle

within the meaning of section 2(a)(19) of the Act. Triangle is internally managed by its

executive officers under the supervision of the Triangle Board.

       2.   TMF, a North Carolina limited liability limited partnership, is an SBIC

licensed by the Small Business Administration ("SBA") to operate under the Small

Business Investment Act of 1958 ("SBA Act"). TMF has elected to be regulated as a

BDC under the Act. TMF has the same investment objectives and strategies as Triangle.

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[2] Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

Triangle owns a 99.9% limited partnership interest in TMF, and the General Partner, a wholly-owned subsidiary of Triangle, owns a 0.1% general partnership interest in TMF. TMF, therefore, is functionally a 100% owned subsidiary of Triangle because Triangle and the General Partner own all of the equity and voting interest in TMF. TMF is consolidated with Triangle for financial reporting purposes. TMF has a board of directors ("TMF Board") consisting of five persons who are not interested persons of TMF within the meaning of section 2(a)(19) of the Act and three persons who are interested persons of TMF.

3.   SBIC II, a Delaware limited partnership, is an SBIC licensed by the SBA. Unlike TMF, SBIC II will not be registered under the Act based on the exclusion from the definition of investment company contained in section 3(c)(7) of the Act. Triangle directly owns a 99.9% limited partnership interest in SBIC II. GP II, a wholly owned subsidiary of Triangle, owns a 0.1% general partnership interest in SBIC II. Therefore, SBIC II is functionally a 100% owned subsidiary of Triangle because Triangle and GP II own all of the equity and voting interest in SBIC II. SBIC II is consolidated with Triangle for financial reporting purposes.

4.   Each of TMF and SBIC II has entered into a management services agreement with Triangle, whereby Triangle provides management services to TMF and SBIC II. The General Partner is a limited liability company organized under the laws of North Carolina and the sole general partner of TMF. GP II is a limited liability company organized under the laws of Delaware and the sole general partner of SBIC II.

5.   The Prior Order permits Triangle and TMF to operate effectively as one company. At the time of the Prior Order, TMF was Triangle's only wholly-owned SBIC

subsidiary. Subsequent to the Prior Order, Triangle has formed SBIC II and may in the

future create other direct or indirect wholly-owned subsidiaries of Triangle (collectively,

with TMF and SBIC II, the "Subsidiaries," and each a "Subsidiary"). The Subsidiaries

may also be licensed by the SBA to operate as SBICs (collectively, the "SBIC

Subsidiaries," and each an "SBIC Subsidiary") or in some cases may not be SBICs.[3]

6.	Applicants seek the Amended Order to request the same exemptive relief

for SBIC II and any future Subsidiaries that was granted under the Prior Order with

respect to TMF, except to the extent that such relief is not necessary due to the fact that

SBIC II is not (and no future Subsidiary will be) a BDC or a registered investment

company under the Act.

Applicants' Legal Analysis:

1.	Applicants request the Amended Order under sections 6(c), 57(c) and

57(i) of the Act and rule 17d-1 under the Act to permit TMF and another Subsidiary to

engage in certain transactions that otherwise would be permitted if Triangle and its

Subsidiaries were one company and to permit Triangle to adhere to a modified asset

coverage requirement.

2.	Section 18(a) prohibits a registered closed-end investment company from

issuing any class of senior security or selling any such security of which it is the issuer

unless the company complies with the asset coverage requirements set forth in that

section. Section 61(a) of the Act makes section 18 applicable to BDCs, with certain

modifications. Section 18(k) exempts an investment company operating as an SBIC from

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[3] The terms and conditions of the Prior Order will continue to apply to Triangle, TMF and the General
Partner, except as described in the current application. Any existing entities that currently intend to rely on
the Amended Order have been named as applicants, and any other existing or future entities that may rely
on the Amended Order in the future would comply with its terms and conditions.

the asset coverage requirements of section 18(a)(1)(A) and (B) (with respect to senior

securities representing indebtedness).

3.   Applicants state that a question exists as to whether Triangle must comply

with the asset coverage requirements of section 18(a) (as modified by section 61(a))

solely on an individual basis or whether it must also comply with the asset coverage

requirements on a consolidated basis because Triangle may be deemed to be an indirect

issuer of any class of senior security issued by any SBIC Subsidiary. Applicants state

that they wish to treat SBIC II (and any future SBIC Subsidiary) as if it were a BDC

subject to sections 18 and 61 of the Act. Applicants state that companies operating under

the SBA Act, such as SBIC II (and future SBIC Subsidiaries), are subject to the SBA's

substantial regulation of permissible leverage in their capital structure.

4.   The Prior Order granted relief under section 6(c) from sections 18(a) and

61(a) to permit Triangle to exclude from its consolidated asset coverage ratio any senior

security representing indebtedness issued by TMF (not any future SBIC Subsidiary).

Accordingly, applicants request relief under section 6(c) of the Act from sections 18(a)

and 61(a) of the Act to permit Triangle to exclude from its consolidated asset coverage

ratio any senior security representing indebtedness issued by any SBIC Subsidiary.

5.   Section 6(c) of the Act, in relevant part, permits the Commission to

exempt any transaction or class of transactions from any provision of the Act if, and to

the extent that, such exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy

and provisions of the Act. Applicants state that the requested relief satisfies the section

6(c) standard. Applicants contend that, since SBIC II (or any future SBIC Subsidiary) would be entitled to rely on section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of such exemption to Triangle.

6.   Sections 57(a)(1) and (2) of the Act generally prohibit, with certain exceptions, sales or purchases of any security or other property between BDCs and certain of their affiliates as described in section 57(b) of the Act. Section 57(b) includes a person, directly or indirectly, either controlling, controlled by or under common control with the BDC. Applicants state that Triangle directly owns all of the limited partnership interests in TMF and SBIC II and indirectly owns all of the general partnership interests in TMF and SBIC II through its 100% ownership of the General Partner and GP II, respectively. Accordingly, SBIC II and TMF would each be a person related to each other in a manner described in section 57(b) because each is deemed to be under the control of Triangle and thus under common control. In addition, each future Subsidiary would also each be a person related to each other Subsidiary in a manner described in section 57(b) as long as they remain under the common control of Triangle.

7.   Applicants state that there may be circumstances when one or more of Triangle, TMF, SBIC II or any future Subsidiary would purchase all or a portion of the portfolio investments held by one of the others in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder, as applicable. In addition, there may be circumstances when a Subsidiary would invest in securities of an issuer that may be deemed to be a person related to either Triangle or TMF in a manner described in section 57(b), or for Triangle to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in section 57(b).

8. The Prior Order only extends relief from sections 57(a)(1) and (2) to transactions between Triangle and TMF. Applicants therefore request an exemption from sections 57(a)(1) and 57(a)(2) of the Act to permit any transaction between TMF (as a BDC) and any other Subsidiary with respect to the purchase or sale of securities or other property. Applicants also seek an exemption from these provisions to allow any transaction between TMF and a controlled portfolio affiliate of another Subsidiary. Applicants state that the requested relief is intended only to permit Triangle and its Subsidiaries to do that which they otherwise would be permitted to do if they were one company.

9. Section 57(c) provides that the Commission will exempt a proposed transaction from the provisions of section 57(a)(1) and (2) of the Act if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of any person concerned, and the proposed transaction is consistent with the policy of the BDC concerned and the general purposes of the Act.

10. Applicants submit that the requested relief from section 57(a)(1) and (2) meets this standard. Applicants represent that the proposed operations as one company will enhance efficient operations of Triangle and its wholly owned subsidiaries, including TMF, and allow them to deal with portfolio companies as if Triangle and such Subsidiaries were one company. Applicants contend that the terms of the proposed transactions are reasonable and fair and do not involve overreaching of Triangle or TMF by any person, and that the requested order would permit Triangle and the Subsidiaries to carry out more effectively their purposes and objectives of investing primarily in small

business concerns. Finally, applicants note that the proposed transactions are consistent with the policies of Triangle and TMF as specified in filings with the Commission and Triangle's reports to stockholders, as well as consistent with the policies and provisions of the Act.

11.   Section 17(d) of the Act and rule 17d-1 under the Act (made applicable to BDCs by section 57(i)) prohibit affiliated persons of a registered investment company, or an affiliated person of such person, acting as principal, from participating in any joint transaction or arrangement in which the registered company or a company it controls is a participant, unless the Commission has issued an order authorizing the arrangement. Section 57(a)(4) of the Act imposes substantially the same prohibitions on joint transactions involving any BDC and an affiliated person of such BDC, or an affiliated person of such affiliated person, as specified in section 57(b) of the Act. Section 57(i) of the Act provides that rules and regulations under section 17(d) of the Act will apply to transactions subject to section 57(a)(4) in the absence of rules under that section. The Commission has not adopted rules under section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in rule 17d-1 govern applicants' request for relief.

12.   The Prior Order only extends relief from section 57(a)(4) and rule 17d-1 for joint transactions between Triangle and TMF. Accordingly, applicants request relief under section 57(i) and rule 17d-1 to permit any joint transaction that would otherwise be prohibited by section 57(a)(4), in which TMF (as a BDC) and another Subsidiary participate, but only to the extent that the transaction would not be prohibited if Triangle and the Subsidiaries were a single company.

13.	In determining whether to grant an order under section 57(i) and rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants. Applicants note that the proposed transactions are consistent with the policy and provisions of the Act and will enhance the interests of Triangle and TMF while retaining the important protections afforded by the Act. In addition, because the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others. Accordingly, applicants believe that the standard for relief under section 57(i) and rule 17d-1 is satisfied.

14.	Applicants note that the conditions in the Prior Order will be replaced by the conditions set forth herein. These conditions are the same conditions as in the Prior Order, except that (a) the defined terms have been revised to include all current and future Subsidiaries, (b) condition 6 has been added in the event that a person serves or acts as an investment adviser to SBIC II or a future Subsidiary, and (c) the two conditions relating to consolidated reporting, which applicants no longer believe to be necessary, will be deleted from the Prior Order.

<u>Applicants' Conditions</u>

Applicants agree that the Amended Order will be subject to the following conditions:

1.	Triangle will at all times own and hold, beneficially and of record, all of the outstanding equity interests in any Subsidiary, including all of the outstanding

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membership interests in any general partner of any Subsidiary, or otherwise own and hold beneficially, all of the outstanding voting securities and other equity interests in such Subsidiary.

2.   The SBIC Subsidiaries will have investment policies not inconsistent with those of Triangle, as set forth in Triangle's registration statement.

3.   No person shall serve as a member of any board of directors of any Subsidiary unless such person shall also be a member of the Triangle Board. The board of directors or the managers, as applicable, of any Subsidiary will be appointed by the equity owners of such Subsidiary.

4.   Triangle will not itself issue or sell any senior security, and Triangle will not cause or permit any SBIC Subsidiary to issue or sell any senior security of which Triangle or such SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61) of the Act; provided that immediately after the issuance or sale of any such senior security by either Triangle or any SBIC Subsidiary, Triangle individually and on a consolidated basis shall have the asset coverage required by section 18(a) (as modified by section 61(a)), except that, in determining whether Triangle and any SBIC Subsidiary on a consolidated basis have the asset coverage required by section 61(a), any borrowings by any SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities.

5.   Triangle will acquire securities of any SBIC Subsidiary representing indebtedness only if, in each case, the prior approval of the SBA has been obtained. In addition, Triangle and any SBIC Subsidiary will purchase and sell portfolio securities

between themselves only if, in each case, the prior approval of the SBA has been obtained.

      6.   No person shall serve or act as investment adviser to SBIC II or any future Subsidiary unless the Triangle Board and the stockholders of Triangle shall have taken such action with respect thereto that is required to be taken pursuant to the Act by the functional equivalent of the board of directors of SBIC II or any future Subsidiary and the stockholders of SBIC II or any future Subsidiary as if SBIC II or such future Subsidiary were a BDC.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                         Florence E. Harmon
                         Deputy Secretary